Earnings Release January 26th, 2026	Exhibit 99.1

James Hardie Announces Timing of Third Quarter FY26
Earnings Release and Conference Call

James Hardie Industries plc (ASX / NYSE: JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, today announced it will release financial results for the third quarter of its 2026 fiscal year after the market closes in the United States on Tuesday, February 10th and before the market opens in Australia on Wednesday, February 11th. Following the release, the company will hold a conference call to discuss results, hosted by Aaron Erter, CEO and Ryan Lada, CFO. The event will be webcast live on the Investor Relations page of James Hardie’s corporate website (www.jameshardie.com) at the respective times for the following time zones:
•US: 5PM EST / 4PM CST on Tuesday, February 10th, 2026
•Dublin: 10PM GMT on Tuesday, February 10th, 2026
•Australia: 9AM AEDT on Wednesday, February 11th, 2026

Teleconference Registration:        https://events.q4inc.com/analyst/507859626?pwd=BLIJwWI3
Webcast Registration:            https://events.q4inc.com/attendee/507859626

About James Hardie
James Hardie Industries plc is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement and fiber gypsum building products, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, Australia and New Zealand.
James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

Earnings Release: James Hardie Announces Timing of Third Quarter FY26 Earnings Release and Conference Call